FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February, 2009

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

20 February 2009

HSBC BANK CANADA

RESULTS FOR THE FOURTH QUARTER AND
YEAR ENDED 31 DECEMBER 2008W
- HIGHLIGHTS

•	Net income attributable to common shares was C$115 million for the quarter ended 31 December 2008, a decrease of 3.4 per cent compared to the same period in 2007WW .

•	Net income attributable to common shares was C$573 million for the year ended 31 December 2008, a decrease of 4.2 per cent compared with C$598 million for the year ended 31 December 2007WW .

•

Return on average common equity was 12.8 per cent for the quarter ended 31 December 2008 and 16.6 per cent for the year ended 31 December 2008 compared with 14.6 per cent and 19.6 per cent, respectively, for the same periods in 2007WW .

•

The cost efficiency ratio was 49.3 per cent for the quarter ended 31 December 2008 and 49.6 per cent for the year ended 31 December 2008 compared with 54.1 per cent and 50.9 per cent, respectively, for the same periods in 2007WW .

•	Total assets were C$72.0 billion at 31 December 2008, an increase of C$3.9 billion, or 5.7 per cent, from C$68.1 billion at 31 December 2007WW .

•	Total funds under management were C$21.3 billion at 31 December 2008, a decrease of C$4.9 billion, or 18.7 per cent, from C$26.2 billion at 31 December 2007WW .

•	Tier 1 capital ratio of 10.1 per cent and a total capital ratio of 12.5 per cent at 31 December 2008 compared to 8.8 per cent and 11.3 per cent respectively at 31 December 2007 WWW.

W    Results are prepared in accordance with Canadian generally accepted accounting principles.

WW   Restated to reflect accounting for the acquisition of HSBC Financial Corporation Limited.

WWW  The capital ratios for the year ended 31 December 2008 have been calculated in accordance with the new Basel II capital adequacy framework, while those for the previous period were calculated in accordance with the previous Basel I framework.

Effective 30 November 2008, the bank completed the acquisition of HSBC Financial Corporation Limited (HSBC Financial). Results for 2008 and prior years have been restated to combine the previously reported results of the bank with those of HSBC Financial to reflect the continuity of interests method of accounting. Information on the acquisition, including the impact on previously reported financial results of the bank is included as Appendix I. References in this news release to ‘ banking operations’ relate to those excluding the ‘ consumer finance’ business of HSBC Financial.

HSBC Bank Canada	Financial Commentary

Overview

HSBC Bank Canada (‘ the bank’ ) recorded net income attributable to common shares of C$115 million for the fourth quarter ended 31 December 2008, a decrease of C$4 million, or 3.4 per cent, from C$119 million on a restated basis for the fourth quarter of 2007. Net income attributable to common shares for the year ended 31 December 2008 was C$573 million, a decrease of $25 million or 4.2 per cent compared with C$598 million on a restated basis for 2007.

Net income attributable to common shares for the year ended 31 December 2008 from banking operations was C$524 million, C$6 million or 1.1 per cent worse than 2007 and from consumer finance was C$49 million, C$19 million or 27.9 per cent worse than 2007.

The following individually significant items are relevant in an assessment of underlying performance. During the fourth quarter of 2008, the bank recorded an additional impairment charge in respect of its holdings of Canadian non-bank sponsored Asset Backed Commercial Paper (‘ non-bank ABCP’ ) of C$39 million, net of related income taxes of C$19 million, compared to a charge of C$27 million, net of related taxes of C$15 million for the fourth quarter of 2007. For the year ended 31 December 2008, the charge amounted to C$49 million, net of income taxes of C$24 million, compared to C$30 million for 2007. In the third quarter of 2008, a loss of C$24 million, net of related income taxes of C$12 million, was recorded arising from the sale of the automobile loan portfolio, of which C$4 million related to the portion of the portfolio previously held by HSBC Financial. In 2007 a gain of C$21 million was recorded after related income taxes on disposal of shares in the Montreal Stock Exchange.

Commenting on the results, Lindsay Gordon, President and Chief Executive Officer, said:

“Following a year marked by extreme market volatility and recessionary pressures, as well as a number of decisive actions we have taken to position the bank for the future, the results for the year as a whole as well as the fourth quarter showed resilience reflecting our prudent and diversified model and our strong customer proposition. Our underlying banking franchise remains strong and we continue to support our customers during these difficult economic conditions.

“ We anticipate that 2009 will be a challenging year for both the Canadian economy and the bank with pressures on financial margins combined with a weakening credit quality environment quality. However with a strong capital base, diversified income stream and strong liquidity we will continue to focus on serving our customers and positioning the bank to benefit when economic conditions improve.”

Net interest income

As a result of the wider interest margin earned in the consumer finance business, net interest margins have increased compared to those previously reported.

Total net interest income was C$375 million for the quarter ended 31 December 2008 compared with C$429 million for the same quarter in 2007, a decrease of C$54 million, or 12.6 per cent. Average interest earning assets decreased to C$61.1 billion from C$61.6 billion, which was further affected by the challenging interest rate environment that adversely impacted the net interest margin, which decreased to 2.44 per cent in the fourth quarter compared with 2.76 per cent in the same period in 2007.

Net interest income from banking operations for the quarter ended 31 December 2008 decreased by C$35 million compared to the same quarter in 2007, and the net interest margin decreased to 1.87 per cent from 2.13 per cent. Ongoing reductions in prime rates during 2008 resulted in reduced interest income on our floating rate loans, which was not offset by an equal reduction in interest expense as our deposits repriced downwards less quickly. As a result of the sale of the automobile loan portfolio, net interest income decreased by C$11 million, which also had an adverse impact on net interest margin. Also impacting net interest margin was the reduction in the value of interest free funds and low interest deposits in a falling interest rate environment as well as the lower rate earned on government and other high quality securities, which have increased following a planned increase in liquidity. In addition, wider credit spreads experienced across the banking industry also adversely impacted the cost of wholesale funding.

Net interest income for the consumer finance business decreased by C$19 million compared to the same quarter in 2007. Net interest margin increased slightly, from 9.70 per cent in 2007 to 9.82 per cent in 2008, but the impact was offset by lower average receivable and investment balances including the impact of a C$7 million decrease in net interest income following the sale of the auto finance portfolio.

Total net interest income in the fourth quarter of 2008 was C$46 million lower than the third quarter of 2008. While customer loans continued to grow during the quarter, this was partially offset by a decrease in interest income arising from a reduction in net interest margin, from 2.63 per cent in the third quarter of 2008 to 2.44 per cent in the fourth quarter 2008, driven by the factors referred to above.

Net interest income for banking operations decreased by C$39 million and net interest margin decreased from 2.07 per cent in the third quarter of 2008 to 1.87 per cent in the fourth quarter of 2008 largely due to reductions in prime lending rates. Net interest income for consumer finance decreased by C$7 million in the fourth quarter of 2008 due to lower average receivable and investment balances.

For the year ended 31 December 2008, total net interest income was C$1,644 million compared with C$1,718 million for 2007, a decrease of C$74 million, or 4.3 per cent. For the year as a whole, the increases derived from the growth in assets were more than offset by the decrease in net interest margin to 2.59 per cent compared with 2.91 per cent in 2007. Net interest income from banking operations decreased by C$55 million in 2008 compared to the prior year of which C$15 million was related to the sale of the automobile loan portfolio, and the interest rate margin decreased from 2.26 per cent in 2007 to 1.99 per cent, resulting from impacts on margins noted above.

Net interest income for the consumer finance business decreased by C$19 million including a C$10 million impact from the sale of the auto finance portfolio and lower other average receivable balances.

 Non-interest revenue

Non-interest revenue was C$223 million for the fourth quarter of 2008 compared with C$198 million in the same quarter of 2007, an increase of C$25 million, or 12.6 per cent. Trading revenue was C$63 million higher in the fourth quarter, primarily due to a C$73 million positive impact of widening credit spreads on the value of certain debt obligations recorded at fair value, a C$54 million increase in foreign exchange trading revenue arising from increased customer activity and volatile foreign exchange markets as well as the favourable impact of foreign currency funding in a lower interest rate environment. These increases were partially offset by C$69 million of mark-to-market losses relating to the effect of falling interest rates on interest rate derivatives used for economic hedging and balance sheet management activities. Securitization income was C$9 million higher as a result of increased transaction volumes as well as the beneficial impact of falling interest rates. Deposit and payment service charges were C$3 million higher due to increased customer banking activities.

The fourth quarter, following revisions to the terms of the Montreal Accord, as well as further deteriorations in market conditions, saw a further impairment write-down of C$58 million on non-bank ABCP of which C$9 million was recorded as a reduction of trading revenues and C$49 million recorded as a loss on available-for-sale (‘ AFS’ ) securities. The increased write-down of non-bank ABCP and an other than temporary impairment of C$8 million recorded on holdings of preferred shares and other securities contributed to a C$21 million increase in losses on AFS securities compared to the fourth quarter of 2007. Other non-interest revenue decreased by C$18 million, primarily due to a reduction of mortgage brokerage fees as a result of the disposal of HSBC Financials mortgage brokerage businesses, and a decrease in credit insurance income. Capital market and investment administration fees were down by C$12 million, as a result of lower trading volumes arising from decreased market trading and underwriting activity and decreases in the value of investments under management caused by lower equity markets.

In the fourth quarter of 2008, non-interest revenue was C$52 million higher compared with the third quarter. Trading revenue increased by C$67 million, primarily due to a C$60 million increase in foreign exchange trading revenue, and a C$61 million favourable change in the carrying value of certain debt obligations recorded at fair value and favourable impacts on foreign currency funding noted above. These increases were partially offset by C$61 million of mark-to-market losses on interest rate derivatives noted above. Securitization income was C$7 million higher as a result of increased transaction volumes. Other non-interest revenue was C$18 million higher as a result of a C$36 million loss before taxes recorded in the third quarter related to the sale of the automobile loan portfolio, of which C$7 million related to the portion of the portfolio previously held by HSBC Financial. This was partially offset by a C$4 million reduction in fees from the Canadian Immigrant Investor Program (‘ Canadian IIP’ ). Capital markets fees were C$5 million higher due to increased capital market activity in the fourth quarter. Losses on AFS securities were C$42 million higher than in the prior quarter, primarily due to the impairment of non-bank ABCP and other AFS securities. Investment administration fees were C$6 million lower due to a reduction in managed assets caused by lower equity markets.

 For the year ended 31 December 2008, non-interest revenue was C$837 million, C$56 million, or 7.2 per cent, higher compared with C$781 million for 2007. Trading revenue increased by C$97 million, primarily due to an C$86 million increase in the fair value of certain debt obligations recorded at fair value due to widening credit spreads, a C$62 million increase in foreign exchange revenue resulting from initiatives undertaken to improve business with customers and from the volatility in foreign exchange markets, the benefit of lower foreign currency funding in lower interest rate environments, and a C$14 million increase in trading gains on fixed income securities. These increases were partially offset by C$61 million of mark-to-market losses on interest rate derivatives used in balance sheet management activities. Securitization income increased by C$45 million as a result of increased activity and from the beneficial impact of falling interest rates. Revenues from customer banking activities, including deposit and payment service charges and credit fees, were C$20 million higher due to increased customer activity, reflecting the underlying strength of the banking business. Losses on AFS securities increased by C$55 million, primarily due to increased write-downs of non-bank ABCP and an impairment recorded on AFS securities and 2007 included a gain of C$25 million on the sale of Montreal Stock Exchange Shares. Other non-interest revenue decreased in 2008 by C$26 million, mainly as a result of a C$36 million loss on disposal of the automobile loan portfolio, partially offset by a $10 million increase in fees from Canadian IIP. Capital market fees decreased by C$21 million due to lower market activity in 2008, particularly new issue and underwriting mandates, resulting from market uncertainties. Gains on other securities decreased by C$9 million due to a lower contribution from private equity fund investments compared with the prior year.

Non-interest expenses and operating efficiency

Non-interest expenses were C$295 million for the fourth quarter of 2008 compared with C$339 million in the same quarter of 2007, a decrease of C$44 million, or 13.0 per cent. Salaries and employee benefit expenses were C$31 million lower in the fourth quarter of 2008 as a result of lower variable compensation as well as a reduction in pension and benefit expense resulting from the release of a valuation allowance previously applicable to pension plan assets. Other expenses were C$15 million lower, due to a restructuring charge recorded by HSBC Financial following a reduction of their branch network in 2007. The cost efficiency ratio for the fourth quarter of 2008 decreased to 49.3 per cent compared to 54.1 per cent for 2007.

Non-interest expenses of C$295 million for the fourth quarter of 2008 were C$19 million, or 6.1 per cent lower, compared with the third quarter of 2008. Salaries and employee benefits were C$30 million lower due to reductions in variable compensation and pension and benefit expenses and lower staff levels in the consumer finance segment. This decrease was partially offset by slight increases in expenses related to premises and equipment and other costs.

For the year ended 31 December 2008, non-interest expenses were C$1,230 million compared with C$1,271 million for 2007, a decrease of C$41 million, or 3.2 per cent. Salaries and employee benefits were C$43 million lower primarily due to lower staff costs in consumer finance operations, lower variable compensation and a lower charge for pension and benefits. Expenses related to premises and equipment increased by C$12 million due to new banking branches and higher information technology costs, but were largely offset by decreases in other expenses including the impact of a restructuring charge recorded by HSBC Financial in 2007. The cost efficiency ratio was 49.6 per cent compared with 50.9 per cent for 2007.

Credit quality and provision for credit losses

The provision for credit losses was C$136 million for the fourth quarter of 2008, compared with C$72 million in the fourth quarter of 2007, and C$86 million for the third quarter of 2008. The provision for the year ended 31 December 2008 was C$379 million compared to C$239 million for 2007. The increased charge in the fourth quarter of 2008 and for the year ended 31 December 2008 compared to the same periods in 2007 was due to an increase in credit losses arising from the deteriorating credit environment. The provision for credit losses from banking operations arose entirely in the commercial banking segment with an increase of C$84 million arising from exposures across all business sectors compared to previous periods which reflected a benign credit environment with historically low losses. Credit loss provisions for consumer finance operations for 2008 increased by C$56 million to C$228 million compared with C$172 million in 2007.

Gross impaired credit exposures were C$932 million, C$512 million higher compared with C$420 million at 31 December 2007. Total impaired exposures, net of specific allowances for credit losses, were C$770 million at 31 December 2008 and C$336 million at 31 December 2007. However, the total of impaired exposures includes C$207 million (2007 – C$172 million) of consumer finance and other consumer loans, for which impairment is assessed collectively and no specific impairment is recorded. The increase in impaired credit exposures was driven by the deterioration of economic conditions across all business sectors.

The general allowance for credit losses of C$259 million applicable to the banking portfolio remained unchanged from 30 September 2008 and a reduction of $10 million compared to $269 million at 31 December 2007 as a result of the sale of the automobile loan portfolio. During the fourth quarter provision methodologies were amended for retail and commercial portfolios to reflect increased granularity and risk sensitivity. The general allowance applicable to consumer finance loans was C$194 million compared to C$161 million at 31 December 2007. The total allowance for credit losses, as a percentage of loans and acceptances outstanding, was 1.24 per cent at 31 December 2008 compared with 1.09 per cent at 30 September 2008 and 1.03 per cent at 31 December 2007. The bank considers the total allowance for credit losses to be appropriate given the credit quality of its portfolios and the current credit environment.

Income taxes

The effective tax rate in the fourth quarter of 2008 was 23.8 per cent, which compares to 40.7 per cent in the same quarter of 2007 and 33.3 per cent in the third quarter of 2008. The reduction in tax rate in the fourth quarter of 2008 was primarily due to lower statutory tax rates, the release of a pension plan allowance which is not taxable as well as the impact of lower tax on future income, while the tax rate in the fourth quarter of 2007 included the impact of a write-down of future taxes due to a change in tax rates.

The effective tax rate for the full year in 2008 was 29.9 per cent compared with 36.0 per cent in 2007. The lower tax rate in 2008 arises from a reduction in statutory tax rates, together with the impact of the release of a pension plan allowance which is not taxable as well as the impact of lower tax rates on future income.

 Balance sheet

Total assets at 31 December 2008 were C$72.0 billion, an increase of C$3.9 billion from 31 December 2007 restated to reflect the acquisition of HSBC Financial. Although there has been a slowdown in business activity, commercial loans grew by C$1.8 billion, partially offset by a reduction in acceptances of C$0.5 billion. Residential mortgages increased by C$0.9 billion during 2008 but, as a result of securitisation, there was a net decrease of C$1.0 billion. We further strengthened our liquidity with increased holdings of Treasury bills and other government guaranteed securities. The securities portfolio increased by C$3.8 billion, and there were increases in balances under reverse repurchase agreements of C$0.6 billion. The mark-to-market amount of derivatives, principally interest rate swaps and forward foreign exchange contracts, increased considerably as a result of significant changes in the underlying interest and foreign exchange rates on which derivative valuations are based.

Total deposits increased C$3.1 billion to C$52.0 billion at 31 December 2008 from C$48.9 billion at 31 December 2007. Growth in personal deposits resulted largely from the new High Rate and Direct Savings accounts. Commercial deposits were higher due to growth in term products, driven by improved product offerings in the Payments and Cash Management business and growth in commercial banking relationships as we targeted an increase in our portfolio of core customer deposits. These increases were partially offset by a reduction in wholesale deposits of C$1.8 billion.

Total assets under administration

Declines in equity markets, particularly over the last few months of 2008 had an adverse impact on funds under management which declined to C$21.3 billion at 31 December 2008 compared with C$24.6 billion at 30 September 2008 and C$26.2 billion at 31 December 2007. Including custody and administration balances, total assets under administration were C$30.5 billion compared with C$33.3 billion at 30 September 2008 and C$37.1 billion at 31 December 2007.

Capital management

During the fourth quarter, the bank issued preferred shares with a fair value of C$346 million as consideration for the acquisition of HSBC Financial. For further information refer to Appendix I.

On 1 January 2008, the bank adopted the revised Basel Capital Framework commonly known as ‘ Basel II’ to comply with new regulations issued by the Office of the Superintendent of Financial Institutions Canada (‘ OSFI’ ). In February 2008, OSFI provided the bank with conditional approval, subject to certain conditions, to use the Advanced Internal Ratings Based approach for calculating regulatory capital requirements under the new Framework. In September 2008, OSFI advised the bank that it had satisfied the conditions that allowed the bank to reduce the transitional floor for Regulatory Capital, as required under OSFIs capital adequacy guidelines, from 100 per cent to 90 per cent, commencing with the third quarter 2008 regulatory reporting period. However in accordance with OSFI requirements for new subsidiaries, the bank used the standardized approach for calculating regulatory capital requirements applicable to consumer finance assets. The banks Tier 1 and overall capital ratios calculated in accordance with the new framework were 10.1 per cent and 12.5 per cent respectively, compared with 10.6 per cent for Tier 1 and 13.2 per cent overall at 30 September 2008, which was not restated to reflect the acquisition of HSBC Financial.

Capital adequacy ratios calculated in accordance with the previous ‘ Basel I’ framework were 8.8 per cent for Tier 1 and 11.3 per cent overall at 31 December 2007, which were not restated to reflect the acquisition of HSBC Financial. Further details of the banks capital management process, including details of the calculation of capital adequacy under the new ‘ Basel II’ framework will be included in the banks annual report to shareholders.

Accounting policies adopted in 2008

Effective 1 January 2008, the bank adopted new Canadian Institute of Chartered Accountants (CICA) Handbook Standards requiring additional disclosures particularly relating to the management of risk associated with Capital and Financial Instruments. There was no impact on reported results in 2008 arising from the adoption of these new presentation and disclosure standards, which will be reflected in HSBC Bank Canadas Annual Report to Shareholders. Certain prior period amounts have been reclassified to conform to the current years presentation.

Dividends

During the fourth quarter of 2008, C$65 million in dividends were declared and paid on the banks common shares and dividends of C$2.2 million were declared on Class 2 Preferred Shares – Series B, which were paid on 15 January 2009. In addition, C$50 million in dividends were declared and paid on Common Shares of HSBC Financial.

Quarterly dividends of 31.875 cents per share have been declared on HSBC Bank Canada Class 1 Preferred Shares – Series C and 31.25 cents per share on Class 1 Preferred Shares – Series D. The dividends will be payable on 31 March 2009, to shareholders of record on 13 March 2009.

About HSBC Bank Canada

HSBC Bank Canada, a subsidiary of HSBC Holdings plc, has more than 180 offices. With around 9,500 offices in 85 countries and territories and assets of US$2,547 billion at 30 June 2008, the HSBC Group is one of the worlds largest banking and financial services organisations.

Media enquiries to Ernest Yee on 604-641-2973 or Sharon Wilks on 416-868-3878

Copies of HSBC Bank Canada’ s Annual Report for 2008 will be sent to shareholders in March 2009.

 Caution regarding forward-looking financial statements

This document may contain forward-looking statements, including statements regarding the business and anticipated financial performance of HSBC Bank Canada. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest rates, inflation level and general economic conditions in geographic areas where HSBC Bank Canada operates. Canada is an extremely competitive banking environment and pressures on interest rates and the banks net interest margin may arise from actions taken by individual banks acting alone. Varying economic conditions may also affect equity and foreign exchange markets, which could also have an impact on the banks revenues. The factors disclosed above may not be complete and there could be other uncertainties and potential risk factors not considered here which may impact the banks results and financial condition.

HSBC Bank Canada	Summary

	Quarter ended			Year ended
Figures in C$ millions	31 December	30 September	31 December	31 December	31 December
(except per share amounts)	2008	2008	2007	2008	2007

Earnings
Net income attributable to common shares	115	120	119	573	598
Basic earnings per share (C$)	0.22	0.23	0.23	1.09	1. 16

Performance ratios (%)W
Return on average common equity	12.8	13.6	14.6	16.6	19.6
Return on average assets	0.61	0.65	0.66	0.77	0.8 8
Net interest marginW	2.44	2.63	2.76	2.59	2. 91
Cost efficiency ratioWW	49.3	53.0	54.1	49.6	5 0.9
Non-interest revenue:total revenue ratio	37.3	28.9	31.6	33.7	3 1.3

Credit information
Gross impaired credit exposures	932	467	420
Allowance for credit losses	615	549	514
– As a percentage of gross impaired credit exposures	66%	118%	122%
– As a percentage of gross loans and acceptances	1.24%	1.09%	1.03%

Average balances W
Assets	75,161	73,930	71,730	73,952	6 8,194
Loans	44,643	44,178	44,035	44,331	42 ,351
Deposits	53,522	52,096	49,756	52,109	47,48 4
Common equity	3,565	3,512	3,228	3,462	3,051

Capital ratios (%)WWW
Tier 1	10.1	10.6	8.8
Total capital	12.5	13.2	11.3

Total assets under administration
Funds under management	21,287	24,629	26,213
Custodial accounts	9,221	8,667	10,914
Total assets under administration	30,508	33,296	37,127

W Net interest margin is net interest income divided by average interest earning assets for the period.
WW The cost efficiency ratio is defined as non-interest expenses divided by total revenue.

WWW The capital ratios for the quarters ended 31 December 2008 and 30 September 2008 have been calculated in accordance with the new Basel II capital adequacy framework, while those for the previous period were calculated in accordance with the previous Basel I framework.

HSBC Bank Canada	Consolidated Statement of Income (Unaudited)

	Quarter ended			Year ended
Figures in C$ millions	31 December	30 September	31 December	31 December	31 December
(except per share amounts)	2008	2008	2007	2008	2007

Interest and dividend income
Loans	670	751	854	3,016	3,234
Securities	68	75	73	288	285
Deposits with regulated
financial institutions	21	16	60	94	242
	759	842	987	3,398	3,761

Interest expense
Deposits	332	366	492	1,520	1,791
Interest bearing liabilities of subsidiaries	42	46	56	195	213
Debentures	10	9	10	39	39
	384	421	558	1,754	2,043

Net interest income	375	421	429	1,644	1,718

Non-interest revenue
Deposit and payment service charges	30	27	27	112	100
Credit fees	30	32	29	124	116
Capital market fees	22	17	27	88	109
Investment administration fees	28	34	35	130	131
Foreign exchange	13	12	13	49	44
Trade finance	7	6	5	24	23
Trading revenue	104	37	41	209	112
Losses on available-for-sale securities	(55)	(13)	(34)	(68)	(13)
Gains on other securities	–	–	2	2	11
Securitization income	22	15	13	87	42
Other	22	4	40	80	106
	223	171	198	837	781

Total revenue	598	592	627	2,481	2,499

Non-interest expenses
Salaries and employee benefits	137	167	168	644	687
Premises and equipment	44	39	42	165	153
Other	114	108	129	421	431
	295	314	339	1,230	1,271

Net operating income before provision
for credit losses	303	278	288	1,251	1,228
Provision for credit losses	136	86	72	379	239

Income before taxes and non-
controlling interest in income of trust	167	192	216	872	989
Provision for income taxes	38	62	85	253	347
Non-controlling interest in income of trust	7	6	7	26	26
Net income	122	124	124	593	616
Preferred share dividends	7	4	5	20	18
Net income attributable to common
shares	115	120	119	573	598

Average common shares outstanding (000)	517,122	526,349	521,349	524,042	517,599
Basic earnings per share (C$)	0.22	0.23	0.23	1.09	1.16

HSBC Bank Canada	Condensed Consolidated Balance Sheet (Unaudited)

Figures in C$ millions	At 31 December 2008	At 31 December 2007
Assets
Cash and non-interest bearing deposits with banks	434	554
Interest bearing deposits with regulated financial institutions	1,421	3,120
	1,855	3,674

Available-for-sale securities	9,683	5,704
Trading securities	1,079	1,227
Other securities	56	60
	10,818	6,991

Securities purchased under
reverse repurchase agreements	6,682	6,122

Loans
– Businesses and government	23,067	21,322
– Residential mortgage	11,869	12,920
– Consumer finance loans	4,029	5,041
– Other consumer loans	5,296	4,826
– Allowance for credit losses	(615)	(514)
	43,646	43,595

Customers liability under acceptances	5,209	5,727
Derivatives	2,448	623
Land, buildings and equipment	180	172
Other assets	1,211	1,226
	9,048	7,748
Total assets	72,049	68,130

Liabilities and shareholders equity
Deposits
– Regulated financial institutions	1,264	1,535
– Individuals	21,064	18,292
– Businesses and governments	29,634	29,051
	51,962	48,878

Acceptances	5,209	5,727
Interest bearing liabilities of subsidiaries, other than deposits	4,164	5,182
Derivatives	2,023	660
Securities sold under repurchase agreements	715	320
Securities sold short	631	623
Other liabilities	1,974	1,897
Non-controlling interest in trust and subsidiary	430	430
	15,146	14,839

Subordinated debentures	788	801

Shareholders equity
– Preferred shares	696	350
– Common shares	1,225	1,293
– Contributed surplus	–	232
– Retained earnings	1,950	1,736
– Accumulated other comprehensive income	282	1
	4,153	3,612
Total liabilities and shareholders equity	72,049	68,130

HSBC Bank Canada	Condensed Consolidated Statement of Cash Flows (Unaudited)

	Quarter ended			Year ended
	31 December	30 September	31 December	31 December	31 December
Figures in C$ millions	2008	2008	2007	2008	2007

Cash flows provided by (used in):
– operating activities	62	417	14	1,212	1,259
– financing activities	342	(718)	1,001	2,073	5,440
– investing activities	(503)	298	(844)	(3,393)	(6,553)

(Decrease) increase in cash and cash equivalents	(99)	(3)	171	(108)	146
Cash and cash equivalents, beginning of period	519	522	357	528	382
Cash and cash equivalents, end of period	420	519	528	420	528

Represented by:
– Cash and non-interest bearing deposits with the Bank of Canada and other banks	434	535	554
– less non-operating deposits with regulated financial institutions W	(14)	(16)	(26)
– Cash and cash equivalents, end of period	420	519	528

W Non-operating deposits comprise cash restricted for recourse on securitization transactions.

Appendix I

Acquisition of HSBC Financial Corporation Limited

Effective November 30, 2008, the Bank acquired HSBC Financial, the consideration for which was an issue to another HSBC Group company of 86,450,000 Class 2, Series B Preferred Shares, with a fair value of C$346 million, which approximated the net book value of HSBC Financial at November 30, 2008. The transaction has been accounted for as a transfer of a business under common control using the continuity of interests method and results and financial position for current and prior periods have been restated to include the income, assets, liabilities and shareholders equity of HSBC Financial at their recorded net book values. As no new equity was contributed, the issue of Class 2 preferred shares was recorded as a recapitalization of shareholders equity as follows:

Figures in C$ millions
Cancellation of common shares of HSBC Financial Corporation	68
Charge to contributed surplus	239
Charge to retained earnings	39
Total	346

The impact of this restatement on net income for 2008 and 2007 including earnings previously reported in 2008 was as follows:

	Quarter ended			Year ended
	31 December	30 September	31 December	31 D ecember	31 December
Figures in C$ millions	2008	2008	200 7	2008	2007

HSBC Bank Canada	107	121	111	524	530
HSBC Financial Corporation	8	(1)	8	49	68
Total	115	120	119	573	598

The effects of the acquisition on the consolidated income statements and consolidated balance sheets of the bank as at or for the years ended 31 December 2008 and 2007 are as follows:

Consolidated Income Statement

	2008
Figures in C$ millions	Pro -forma excluding HSBC Financial (1)	Impact of HSBC Financial	Total

Net interest income	1,168	$476	1,644
Non-interest revenue	778	59	837
Total revenue	1,946	535	2,481
Non-interest expense	1,008	222	1,230
Net operating income before provision for credit losses	938	313	1,251
Provision for credit losses	151	228	379
Income before provision for income taxes and non- controlling interest in income of trust	787	85	872
Provision for income taxes	219	34	253
Non-controlling interest in income of trust	26	–	26
Net income	542	51	593
Preferred shares	18	2	20
Net income attributable to common shares	524	49	573

Consolidated Balance Sheet

	2008
Figures in C$ millions	Pro-forma excluding HSBC Financial(1)	Impact of HSBC Financial	Total
Assets
Cash resources	1,815	40	1,855
Securities	10,772	46	10,818
Securities purchased under reverse repurchase agreements	6,682	–	6,682
Loans	39,812	3,834	43,646
Other assets	8,909	139	9,048
	67,990	4,059	72,049
Liabilities and Shareholders Equity
Deposits	51,961	1	51,962
Other liabilities	11,435	3,711	15,146
Subordinated debt	788	–	788
Shareholders equity	3,806	347	4,153
	67,990	4,059	72,049

(1) Represents the following customer groups: Personal Financial Services, Commercial Banking, and Global Banking and Markets; excluding Consumer Finance.

Consolidated Income Statement

	2007
Figures in C$ millions	HSBC Bank Canada as previously reported	Impact of HSBC Financial	As restated
Net interest income	1,222	496	1,718
Non-interest revenue	708	73	781
Total revenue	1,930	569	2,499
Non-interest expense	997	274	1,271
Net operating income before provision for credit losses	933	295	1,228
Provision for credit losses	67	172	239
Income before provision for income taxes and non- controlling interest in income of trust	866	123	989
Provision for income taxes	292	55	347
Non-controlling interest in income of trust	26	–	26
Net income	548	68	616
Preferred shares	18	–	18
Net income attributable to common shares	530	68	598

Consolidated Balance Sheet

	2007
Figures in C$ millions	HSBC Bank Canada as previously reported	Impact of HSBC Financial	As restated
Assets
Cash resources	3,573	101	3,674
Securities	6,926	65	6,991
Securities purchased under reverse repurchase agreements	6,122	–	6,122
Loans	38,715	4,880	43,595
Other assets	7,595	153	7,748
	62,931	5,199	68,130
Liabilities and Shareholders Equity
Deposits	48,877	1	48,878
Other liabilities	10,005	4,834	14,839
Subordinated debt	801	–	801
Shareholders equity	3,248	364	3,612
	62,931	5,199	68,130

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                      By:

                                                                                                                                                                                      Name: P A Stafford

                                                                                                                                                                                      Title: Assistant Group Secretary

                                                                                                                                                                                       Date: February 20, 2009